UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6–K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2016

Commission File Number 001-31583

NAM TAI PROPERTY INC.

(Translation of registrant’s name into English)

Namtai Industrial Estate East

2 Namtai Road, Gushu, Xixiang

Baoan District, Shenzhen

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI PROPERTY INC.

Date: April 25, 2016	By:	/s/ M.K. Koo
Name: M. K. Koo
Title: Executive Chairman

FIRST QUARTER NEWS RELEASE

Investor relations contact:	Please refer to the Nam Tai website (www.namtai.com)
Mr. Kevin McGrath	or the SEC website (www.sec.gov) for Nam Tai press releases
Managing Partner of Cameron Associates	and financial statements.
Tel.:212.245.4577
E-mail: kevin@cameronassoc.com

NAM TAI PROPERTY INC.

Reports Q1 2016 Results

SHENZHEN, PRC – April 25, 2016 – Nam Tai Property Inc. (“Nam Tai” or the “Company”) (NYSE Symbol: NTP) today announced its unaudited results for the first quarter ended March 31, 2016. The Company’s original core manufacturing business of LCM module, including Wuxi production operations was classified as “discontinued operations” and disclosed in the statement of comprehensive income separately under the loss from discontinued operations and is not included in the presentation of rental income, net rental income and operating loss that form parts of the operating loss of “continuing operations” as follows:

KEY HIGHLIGHTS

(In thousands of US Dollars, except per share data, percentages and as otherwise stated)

	Quarterly Results
	Q1 2016	Q1 2015	YoY(%)(b)
Rental income	$654	$823	(21)
Net rental income	$204	$434	(53)
% of rental income	31.2%	52.7%
Operating loss	$(2,019)	$(2,487)	—
% of rental income	(308.7%)	(302.2%)
per share (diluted)	$(0.06)	$(0.06)	—
Net loss (a)	$(341)	$(21)	—
% of rental income	(52.1%)	(2.6%)
Basic net loss per share	$(0.01)	$(0.00)	—
Diluted net loss per share	$(0.01)	$(0.00)	—
Weighted average number of shares (‘000)
Basic	36,700	42,618
Diluted	36,700	42,618

Notes:

(a)	Net loss for the three months ended March 31, 2016 included (i) loss from discontinued operations of $0.17 million, which mainly resulted from general and administrative expenses of $0.18 million; and (ii) loss from continuing operations of $0.17 million, which mainly represented the general and administrative expenses of $2.22 million, partly offset by the interest income from time deposits of $1.60 million and net rental income $0.20 million.
(b)	Percentage change is not applicable if either of the two periods contains a loss.
(c)	This information has been published on the Company’s website http://www.namtai.com/investors#investors/quarterly_earnings under the quarterly earnings report of Q1 2016 on page 6, Condensed Consolidated Statements of Comprehensive Income.

SUPPLEMENTARY INFORMATION (UNAUDITED) IN THE FIRST QUARTER OF 2016

Key Highlights of Financial Position

	As at March 31,	As at December 31,	As at March 31,
	2016	2015	2015
Cash, cash equivalents and short term investments(a)	$207.5 million	$207.4 million	$298.2 million
Ratio of cash(b) to current liabilities	35.26	35.06	5.94
Current ratio	39.39	39.30	6.60
Ratio of total assets to total liabilities	46.07	45.90	7.31
Return on equity	(0.5%)	(4.5%)	(0.03%)
Ratio of total liabilities to total equity	0.02	0.02	0.16

Notes:

(a)	The decrease in the cash, cash equivalents and short term investments between March 31, 2015 and March 31, 2016 was mainly due to the repayment of short term bank loan from the Hongkong and Shanghai Banking Corporation Limited (“HSBC”) of $40 million in May 2015 and cash used on the share repurchase through cash tender offer of $36.7 million in 2015.
(b)	Cash in the financial ratio included cash, cash equivalents and short term investments in the amount of $207.5million, $207.4 million and $298.2 million as at March 31, 2016, December 31, 2015 and March 31, 2015 respectively.

OPERATING RESULTS

Rental income, net rental income and operating loss for the first quarter of 2016 and the same quarter of 2015 were presented excluding the discontinued operations (Wuxi facilities). Rental income was derived from properties and lands located in Shenzhen. Operating loss for the first quarter of 2016 was $2.02 million, a decrease of $0.47 million, compared to operating loss of $2.49 million in the first quarter of 2015. The rental agreement with an external lessee on the Guangming land ended in the second quarter of 2015 due to the expiry of lease terms. As such, from the third quarter of 2015 onwards, the rental income is reduced.

With respect to the discontinued operations (Wuxi facilities), for the first quarter of 2016, we recorded a loss of $0.17 million, compared to income of $0.10 million in the first quarter of 2015.

After considering the loss from discontinued operations (net of tax), net loss for the first quarter of 2016 was $0.34 million, or loss of $0.01 per diluted share, compared to net loss of $0.02 million, or loss of $0.00 per diluted share in the first quarter of 2015. Net loss for the first quarter of 2016 primarily is comprised of (i) loss of $0.17 million (mainly represented by the general and administrative expenses of $2.22 million, partly offset by the interest income from time deposits of $1.60 million and net rental income of $0.20 million) from continuing operations, compared to income of $0.08 million (mainly represented by interest income from time deposits of $2.54 million and net rental income $0.43 million partly offset by the general and administrative expenses of $2.92 million) in the same quarter of 2015, and (ii) loss of $0.17 million from discontinued operations, compared to loss of $0.10 million in the same quarter of 2015.

After cessation of our original business (all LCM manufacturing), our new business of land development is now in the preparation stage where it takes time to apply for the relevant licences from the PRC government. During this preparation stage of the land development process, our only sources of income are from limited deposit interest and rental income; therefore, we expect to incur losses during this stage.

Please see page 6 of the Company’s Condensed Consolidated Statements of Comprehensive Income for further details. This information has also been published on the Company’s website at http://www.namtai.com/investors#investors/quarterly_earnings in the quarterly earnings report of Q1 2016 on page 6, Condensed Consolidated Statements of Comprehensive Income.

COMPANY OUTLOOK

Internal Key Employees and Organization

There has been no progress on the search for suitable joint venture partner in this quarter. Currently, we continue with the land development projects mainly by relying on and supported by external professional firms. Based on the current timetable and progress, we do not foresee any immediate difficulties in the permit application process.

As part of our preparation for the development of the “Namtai Inno Park” and “Namtai Inno City” projects without any joint venture partners, we have been recruiting the key employees to oversee and manage these projects. We assembled our project development team from experienced professionals and experts from other property developers with a wealth of real estate project and working experiences in China. We believe these key employees have excellent working experiences in project management, civil engineering, mechanical and electrical and architectural design. We expect to have a full team of these professionals and experts from different disciplines on board by the end of this year. Besides the project development team, a special, operationally independent, monitoring team has been established to set up the necessary control systems and to facilitate and co-ordinate the overall risk management process in the property development operations.

Currently, our internal team is working closely with the external project management company (WSP Parsons Brinckerhoff), quantity surveyor (Currie & Brown) and architectural design firm (Ronald Lu and Partners), including the smart complex related designs on our Namtai Inno Park.

Project Timetable

With the introduction and implementation of smart complexes theme, we need more time to finalize our design with the external consultants. As such we have applied for, and have been granted, a one year extension of our construction commencement date at Namtai Inno Park. Based on the current plan, the construction of Phase 1 of Namtai Inno Park is expected to commence in the first half year of 2017, Phase 2 of Namtai Inno Park will commence upon the completion of Phase 1, the construction of Namtai Inno City, is expected to commence in the first half year of 2019. Based on the overall schedule, it is expected that the construction of Namtai Inno Park and Namtai Inno City will be fully completed in 2022.

Real Estate Market Conditions in China

From the latest data announced by the China’s National Bureau of Statistics on April 18, 2016, on a year-on-year basis, sales prices of new homes in the 70 cities rose at an average of 3.1 percent in March 2016 from a year earlier. Among first-tier cities, Shenzhen again saw the biggest gain with a 62.5 percent surge over a year earlier. With this continued trend in the property market in China and especially that in Shenzhen, we continue to hold an optimistic view and with full confidence that these will bring positive impacts to our land values in Shenzhen and the overall outlook of the market conditions. Nevertheless, the overall property market conditions in the non-first-tier cities in China remained sluggish with high levels of unsold properties. Property price adjustments in China are widely expected in 2016 and we will closely monitor the market trends.

We are now in the process of selecting reputable international valuation firms to perform the annual valuation of our 3 pieces of land in Guangming, Gushu and Wuxi in May 2016. Upon receiving the final reports from these valuation firms, we will upload these reports on our corporate website for reference purposes.

A summary of our planned gross floor area of the two land parcels in Shenzhen is as follows:

	Guangming / Namtai Inno Park		Gushu / Namtai Inno City
	Phase 1	Phase 2	Phase 1	Phase 2
Plot ratios	2.55 to 3.63		6.00
Gross floor area (“GFA”) sq meters	265,000	96,528	134,180	134,180
Underground floor area sq meters	94,000	45,000	40,000	40,000
GFA subtotal (by land area) sq meters	500,528		348,360

Please note that the eventual plot ratio and GFA for the two parcels of land could be different from the above, and are subject to the final approval of the relevant authorities in China.

As for our Wuxi plant, the factory building continues to be listed for sale and we expect it to be sold by 2017.

The headcount of our Group is 73 as at March 31, 2016 and we believe that our overhead expenses are under control. For the three months ended March 31, 2016, our results are tracking within the 2016 board approved budget and project related expenses of $1.8 million were capitalized on the balance sheets. We currently derive a majority of our income from rental and interest income. Since the beginning of 2016, we have seen the stabilization of the benchmark interest rates in China. However, due to the current economic conditions in China, we do expect the PBOC to keep Renminbi denominated official time deposit interest rates in China at a low level throughout 2016. With this lower interest rate and rental income, we expect to incur operating losses in 2016 and beyond.

Although the majority of our assets are denominated in the Renminbi, the translation of Renminbi denominated assets to US dollars for our reporting purposes has no material impact to us in this quarter. As such, we expect to see fluctuations in the reporting of foreign exchange loss/gain in the financial statements due to the movement of Renminbi against the US dollars. However, as a majority of our payments are in Renminbi, we do not expect the movement of Renminbi against the US dollar to adversely impact our business.

As of March 31, 2016, we have a total cash balance of $207.5 million and no debts. With our current cash position, we believe our finances remain healthy to fund the initial stages of these property development projects. All our land development related applications are subject to government policies and regulations in the real estate market. However, this is our first venture into the land development projects after the cessation of the LCM business, and we may encounter industry-specific difficulties that result in losses as we progress with our projects in Shenzhen. As we are currently in the planning stage of our property project, and with only sources of income from deposit and rental income, we will continue to record operating losses. For more information on risks in our business, please refer to the Risk Factors section of the 2015 Form 20-F as filed with the SEC and on our website.

The information contained in or that can be accessed through the website mentioned in this announcement does not form part of this announcement.

PAYMENT OF QUARTERLY DIVIDENDS FOR 2015 AND 2016

As announced on December 23, 2015, the Company set the payment schedule of quarterly dividends for 2016. The dividend for Q2 2016 was paid on April 15, 2016.

The following table updates the previously announced schedule for declaration and payment of quarterly dividends in 2016.

Quarterly Payment	Record Date	Payment Date	Dividend (per share)	Status
Q1 2016	December 31, 2015	January 15, 2016	$0.02	PAID
Q2 2016	March 31, 2016	April 15, 2016	$0.02	PAID
Q3 2016	June 30, 2016	before July 31, 2016	$0.02
Q4 2016	September 30, 2016	before October 31, 2016	$0.02

Total for Full Year 2016			$0.08

The Company’s decision to continue making the dividend payments in 2016 as set out and confirmed in the above table does not necessarily mean that cash dividend payments will continue thereafter. Whether future dividends after 2016 are to be declared will depend upon Company’s future growth and earnings at each relevant period, of which there can be no assurance, and the Company’s cash flow needs for business operations and transformation. Accordingly, there can be no assurance that cash dividends on the Company’s common shares will be declared beyond those declared for 2016, and we also cannot assure you what the amounts of such dividends will be or whether such dividends, once declared for a specific period, will continue for any future period, or at all.

PROPOSED SCHEDULE OF RELEASE OF QUARTERLY FINANCIAL RESULTS FOR 2016

To maintain the efficiency of delivering the Company’s quarterly financial results to the market, the Company’s management has decided to follow approximately the same schedule of 2015 to release the quarterly financial results for 2016. Details of the expected quarterly release dates are as follows:

Announcements of Financial Results
Quarter	Date of release
Q1 2016	April 25, 2016 (Monday)
Q2 2016	August 1, 2016 (Monday)
Q3 2016	October 31, 2016 (Monday)
Q4 2016	January 23, 2017 (Monday)

FORWARD-LOOKING STATEMENTS AND FACTORS THAT COULD CAUSE OUR SHARE PRICE TO DECLINE

Certain statements included in this press release, other than statements of historical fact, are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “seek” or “believe”. These forward-looking statements, which are subject to risks, uncertainties, and assumptions, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations about future events. There are important factors that could cause our actual results, level of activity, performance, or achievements to differ materially from the results, level of activities, performance, or achievements expressed or implied by the forward-looking statements, including, but not limited to, delay in the Company’s ability to obtain all requisite permits and approvals from relevant government authorities in relation to the redevelopment of two parcels of properties in Gushu, Shenzhen, and Guangming, Shenzhen, respectively, and the successful redevelopment of the two parcels of properties; the sufficiency of the Company’s cash position and other sources of liquidity to fund its property developments; continued inflation and appreciation of the Renminbi against the US dollar; rising labor costs in China and changes in the labor supply and labor relations. In particular, you should consider the risks outlined under the heading “Risk Factors” in our most recent Annual Report on Form 20-F and in our Current Report filed from time to time on Form 6-K. The Company’s decision to continue dividend payments in 2016 does not necessarily mean that dividend payments will continue thereafter. Whether future dividends will be declared depend upon the Company’s future growth and earnings, of which there can be no assurance, as well as the Company’s cash flow needs for further expansion. Accordingly, there can be no assurance that cash dividends on the Company’s common shares will be declared beyond those declared for 2016, what amount those dividends may be or whether such dividends, once declared for a specific period, will continue for any future period, or at all; and whether we will purchase any of our shares in the open markets or otherwise. Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance, or achievements. You should not rely upon forward-looking statements as predictions of future events. These forward-looking statements apply only as of the date of this press release; as such, they should not be unduly relied upon as circumstances change. Except as required by law, we are not obligated, and we undertake no obligation, to release publicly any revisions to these forward-looking statements that might reflect events or circumstance occurring after the date of this release or those that might reflect the occurrence of unanticipated events.

ABOUT NAM TAI PROPERTY INC.

We are a property development and management company located in Shenzhen, China. Prior to becoming a property development and management company, we were an electronic manufacturing service (EMS) company. In April 2014, we ceased our LCM manufacturing business and turned our focus to re-developing two parcels of land in Gushu and Guangming, Shenzhen, China, by converting these two parcels of land that formally housed our manufacturing facilities into high-end commercial complexes. We believe our principal income in the future will be derived from rental income from our commercial complexes.

Nam Tai Property Inc. is a corporation registered in the British Virgin Islands and listed on the New York Stock Exchange (Symbol: “NTP”).

NAM TAI PROPERTY INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE PERIODS ENDED MARCH 31, 2016 AND 2015

(In Thousands of US Dollars except share and per share data)

	Three months ended March 31,
	2016	2015
Rental income (1)	$654	$823
Rental expense	450	389

Net rental income	204	434
Costs and expenses
General and administrative expenses	2,223	2,921

	2,223	2,921
Operating loss	(2,019)	(2,487)
Other income, net	256	175
Interest income	1,595	2,543
Interest expenses	—	(154)

(Loss) income before income tax	(168)	77

(Loss) income from continuing operations	(168)	77
Loss from discontinued operations, net of tax	(173)	(98)

Consolidated loss	(341)	(21)
Other comprehensive income	—	—

Consolidated comprehensive loss (2)	$(341)	$(21)

Basic net (loss) earnings per share:
Basic loss per share from continuing operations	$(0.00)	$(0.00)
Basic loss per share from discontinued operations	$(0.01)	$(0.00)

Basic net loss per share	$(0.01)	$(0.00)

Diluted net (loss) earnings per share:
Diluted loss per share from continuing operations	$(0.00)	$0.00
Diluted loss per share from discontinued operations	$(0.01)	$(0.00)

Diluted net loss per share	$(0.01)	$(0.00)

Weighted average number of shares (‘000)
Basic	36,700	42,618
Diluted	36,700	42,618

Notes:

(1)	The property at phase 2 in Gushu has been rented to a third party lessee with a term of three years since May 2014.
(2)	Consolidated comprehensive income for the three months ended March 31, 2016 included (i) loss from discontinued operations of $0.17 million, which mainly resulted from general and administrative expenses of $0.18 million; and (ii) loss from continuing operations of $0.17 million, which mainly represented the general and administrative expenses of $2.22 million, partly offset by the interest income from time deposits of $1.60 million, net rental income $0.20 million and other income of final award from the legal case of $0.21 million.
(3)	The basic loss per share from continuing operations attributable to equity holders for the three months ended March 31,2016 are less than $ 0.01.

NAM TAI PROPERTY INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

AS AT MARCH 31, 2016 AND DECEMBER 31, 2015

(In Thousands of US Dollars)

	March 31,	December 31,
	2016	2015
ASSETS
Current assets:
Cash and cash equivalents(1)	$146,797	$157,371
Short term investments(1)	60,665	49,983
Prepaid expenses and other receivables	3,605	3,366
Finance lease receivable – current	355	1,403
Assets held for sale	20,254	20,254
Current assets from discontinued operations	97	106

Total current assets	231,773	232,483

Property, plant and equipment, net	27,717	26,830
Land use rights	11,486	11,562
Other assets	123	605

Total assets	$271,099	$271,480

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other payables	$3,550	$2,819
Dividend payable	2,202	2,936
Current liabilities from discontinued operations	132	160

Total current liabilities	5,884	5,915

EQUITY
Shareholders’ equity:
Common shares	367	367
Additional paid-in capital	243,280	243,280
Retained earnings	26,002	26,343
Accumulated other comprehensive loss	(4,434)	(4,425)

Total shareholders’ equity	265,215	265,565

Total liabilities and shareholders’ equity	$271,099	$271,480

Note:

(1)	According to the definition of “Balance Sheet” under the Financial Accounting Standard Board (“FASB”) Accounting Standards Codification (“ASC”) 210-10-20, cash equivalents are short-term, highly liquid investments that are readily convertible to cash. Only investments with original maturities of three months or less when purchased qualify under that definition. Therefore, the fixed deposits maturing over three months in amount of $60.7 million and $50.0 million as at March 31, 2016 and December 31, 2015, respectively, are not classified as cash and cash equivalents but are separately disclosed as short term investments in the balance sheet.

NAM TAI PROPERTY INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE PERIODS ENDED MARCH 31, 2016 AND 2015

(In Thousands of US Dollars)

	Three months ended March 31,
	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES
Consolidated comprehensive loss	$(341)	$(21)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization of property, plant and equipment, land use rights and other assets	1,004	785
Gain on disposal of property, plant and equipment	—	(2)
Gain on disposal of idle property, plant and equipment	—	(106)
Share-based compensation expenses	—	38
Changes in current assets and liabilities:
Increase in prepaid expenses and other receivables	(231)	(778)
(Decrease) increase in accrued expenses and other payables	(11)	285

Total adjustments	762	222

Net cash provided by operating activities	$421	$201

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	$(1,099)	$(290)
Decrease in deposits for purchase of property, plant and equipment	481	—
Proceeds from disposal of property, plant and equipment	—	6
Proceeds from disposal of idle property, plant and equipment	—	106
Cash received from finance lease receivable	1,048	948
Increase in short term investments	(10,682)	(29,412)

Net cash used in investing activities	$(10,252)	$(28,642)

CASH FLOWS FROM FINANCING ACTIVITIES
Cash dividends paid	$(734)	$(852)

Net cash used in financing activities	$(734)	$(852)

Net decrease in cash and cash equivalents	$(10,565)	$(29,293)
Cash and cash equivalents at beginning of period	157,371	212,760
Effect of exchange rate changes on cash and cash equivalents and short term investments	(9)	—

Cash and cash equivalents at end of period	$146,797	$183,467

NAM TAI PROPERTY INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIODS ENDED MARCH 31, 2016 AND 2015

(In Thousands of US Dollars)

1.	Accumulated other comprehensive loss represents foreign currency translation adjustments. The consolidated comprehensive loss was $341 and $21 for the three months ended March 31, 2016 and 2015, respectively.

2.	A summary of the rental income, Other income, net, net (loss) income from continuing operations and long-lived assets by geographical areas is as follows:

	Three months ended March 31,
	2016	2015
RENTAL INCOME WITHIN:
-PRC, excluding Hong Kong	$654	$823

OTHER INCOME, NET:
- Gain (loss) on exchange difference	$1	$(112)
- Interest income from finance lease receivable	16	111
- Gain on disposal of idle property, plant and equipment	—	106
- Others	239	70

Total other income, net	$256	$175

NET (LOSS) INCOME FROM OPERATIONS WITHIN:
- PRC, excluding Hong Kong	$(752)	$488
- Hong Kong	584	(411)

Total net (loss) income from continuing operations	$(168)	$77

	March 31, 2016	December 31, 2015
LONG-LIVED ASSETS WITHIN:
- PRC, excluding Hong Kong	$35,803	$34,935
- Hong Kong	3,400	3,457

Total long-lived assets	$39,203	$38,392